UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             Stimsonite Corporation
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    860832104
        ----------------------------------------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13G

CUSIP No.860832104                                          Page 2 of 4 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quaker Capital Management Corporation
      --------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                             ---
                                                                          (b) X
                                                                             ---
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
           ------------

   NUMBER OF                  5  SOLE VOTING POWER                       153,200
    SHARES
  BENEFICIALLY                6  SHARED VOTING POWER                     582,350
   OWNED BY
     EACH                     7  SOLE DISPOSITIVE POWER                  153,200
  REPORTING
    PERSON                    8  SHARED DISPOSITIVE POWER                582,350
     WITH

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            735,550
            -------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES
             ----

      The Reporting Person disclaims beneficial ownership of 730,500 shares owned by its clients.


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.62%
            -----

12    TYPE OF REPORTING PERSON*

            IA
           ----
                               Page 2 of 4 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 860832104

      This  constitutes  Amendment  No. 1 to the Schedule 13G of Quaker  Capital
Management Corporation filed with the Securities and Exchange Commission on February 11, 1997 relating to the Common Stock of Stimonsite Corporation (the "Schedule 13G").

Item 4 of the Schedule 13G is hereby amended and restated to read as follows:

Item 4.     Ownership
            ---------

            (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 730,500 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

            (b) The shares covered by this report represent 8.62% of the Common Stock of the Issuer.

            (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person has shared voting and dispositive power over 582,350 shares and sole voting power and dispositive power over 148,200 shares owned by its clients and held in accounts over which it has discretionary authority.

Item 6 of the Schedule 13G is hereby amended and restated to read as follows:

Item 6.     Ownership of More than Five Percent on
            Behalf of Another Person
            ---------------------------------------

            730,500 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.


                               Page 3 of 4 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 QUAKER CAPITAL MANAGEMENT CORPORATION




February 12, 1998               By: /s/ Mark G. Schoeppner
                                    -----------------------------------
                                    Mark G. Schoeppner
                                    President




                                Page 4 of 4 Pages